

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

<u>Via E-mail</u>
Mr. Charles H. Murphy
Executive Vice President and Chief Financial Officer
PROS Holdings, Inc.
3100 Main St., Suite 900
Houston, TX 77002

> **Re:   PROS Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-33554**

Dear Mr. Murphy:

   We have reviewed your filing and have the following comments.  Please note that we have limited our review to only your financial statements and related disclosures.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 7.  Share-based compensation, page F-15</u>

1.   Your disclosure on page F-16 indicates that you recorded an immaterial out of period adjustment in 2010.  Please describe the nature of the adjustment, the period in which the adjustment relates and provide us with your SAB 99 analysis, including the specific quantitative and qualitative factors you considered when determining that the adjustment was not material to the prior and current periods.

2.	We note that in 2010 you issued SARs and that you estimated the volatility using the historical volatilities of similar public companies given the limited stock price history of your stock.  Given that you have been a publicly traded company for over 3 years it is unclear to us why you continue to use the volatility of similar public companies.  Please tell us how you considered ASC 718-10-55-37(c) which indicates that when determining volatility one should consider "the length of time its shares have been publicly traded. If that period is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available shall be more relevant."

Note 9.  Commitments and Contingencies, page F-19

3.	We note your disclosures regarding litigation contingencies, both general and specific.  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole.  Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

4.	We note that in September 2010 you settled the Harrah's litigation and recorded a charge of $5.1 million, including $1.0 million of legal fees, in the quarterly period ended September 30, 2010.  Please tell us where you disclosed in your Form 10-Q for the quarterly period ended June 30, 2010 the reasonably possible loss related to this matter, or tell us why you did not provide such disclosure.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief